UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd, Suite 3, 7th Floor

50, Broadway, London, England, SW1H 0DB, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other events

Side Letter to the Transaction Agreement

ReNew Energy Global Plc (“ReNew” or the “Company”) (NASDAQ: RNW) previously announced that it had entered into an agreement dated August 11, 2026 (the “Transaction Agreement”) with Canada Pension Plan Investment Board (“CPP Investments”) and Sumant Sinha (the Founder, Chairman and CEO of ReNew) (together with CPP Investments, the “Consortium”) in connection with the proposed acquisition of the entire issued and to be issued share capital of the Company not already owned by members of the Consortium. The Transaction Agreement was included as an exhibit to the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission on August 11, 2026.

On October 28, 2026, the Company, CPP Investments and Sumant Sinha entered into a side letter to the Transaction Agreement (the “Side Letter”), pursuant to which the parties agreed to amend the leaver provisions applicable to certain replacement awards under the New Incentive Plan, as set out in paragraph 4.2(h) of Part 1 of Schedule 3 to the Transaction Agreement. Except as expressly amended by the Side Letter, the Transaction Agreement remains in full force and effect in accordance with its terms. The foregoing description of the Side Letter is not complete and is subject to, and qualified in its entirety by reference to, the copy of the Side Letter attached as Exhibit 99.1 hereto, which is incorporated herein by reference. Capitalized terms used but not defined in this report have the meanings given to them in the Transaction Agreement.

Forward Looking Statements

This release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “objective,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “milestone,” “designed to,” “proposed” or other similar expressions that predict or imply future events, trends, terms and/or conditions or that are not statements of historical matters. Such forward-looking statements are based on current expectations and projections about future events and various assumptions. The Company cautions readers of this release that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the Company’s control, that could cause the actual results to differ materially from the expected results.

The Company’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC by the Company outline certain of these risks and uncertainties which may cause actual results to differ. Forward-looking statements should be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this release. The Company expressly disclaims any obligation or undertaking (except as required by applicable law) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About ReNew

ReNew is a leading decarbonization solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew’s clean energy portfolio of ~20.5 GW (including 1.7 GW/6.2 GWh of BESS) on a gross basis as of August 18, 2026, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalization, storage, and carbon markets that are increasingly integral to addressing climate change. In addition, ReNew has 6.4 GW of solar module and 2.5 GW of solar cell manufacturing capacities and is expanding its solar cells manufacturing capacity by another 4 GW, which is expected to be operational by December 2026. For more information, visit www.renew.com and follow us on LinkedIn, Facebook, X and Instagram.

Press Enquiries

pr@renew.com

Investor Enquiries

Anunay Shahi

ir@renew.com

EXHIBIT INDEX

Exhibit	Description
99.1	Side Letter to the Transaction Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 28, 2026	RENEW ENERGY GLOBAL PLC

	By:	/s/ Kailash Vaswani
	Name:	Kailash Vaswani
	Title:	Chief Financial Officer